SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)


                                 Amendment No.2

                          Western Sizzlin Corporation

                      ____________________________________
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                    ________________________________________
                         (Title of Class of Securities)

                                   959542101
                         _____________________________
                                 (CUSIP Number)

                             Dash Acquisitions LLC
              9701 Wilshire Blvd. #1110, Beverly Hills, CA  90212
                                 (310) 464-6364
              ___________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 18, 2006
                         _____________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

CUSIP NO.  959542101                                                Page 2 of 10
           ---------


1     NAME OF REPORTING PERSON

      Dash Acquisitions LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) / /   (B) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7     SOLE VOTING POWER

      0

8     SHARED VOTING POWER

      457,068

9     SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      457,068

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      457,068

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

CUSIP NO.  959542101                                                Page 3 of 10
           ---------

      25.6%

14    TYPE OF REPORTING PERSON*

      IN

CUSIP NO.  959542101                                                Page 4 of 10
           ---------

1     NAME OF REPORTING PERSON

      Dash Acq. II, LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) / /   (B) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7     SOLE VOTING POWER

      0

8     SHARED VOTING POWER

      25,535

9     SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      25,535

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,535

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      1.4%

CUSIP NO.  959542101                                                Page 5 of 10
           ---------


14    TYPE OF REPORTING PERSON*

      IN

CUSIP NO.__959542101                                                Page 6 of 10


1     NAME OF REPORTING PERSON

      Jonathan Dash

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) / /   (B) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7     SOLE VOTING POWER

      1,215

8     SHARED VOTING POWER

      482,603

9     SOLE DISPOSITIVE POWER

      1,215

10    SHARED DISPOSITIVE POWER

      482,603

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      483,818

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

CUSIP NO.  959542101                                                Page 7 of 10
           ---------

      27.1%

14    TYPE OF REPORTING PERSON*

      IN

CUSIP NO.  959542101                                                Page 8 of 10
           ---------



AMENDMENT NO. 1 TO SCHEDULE 13D

      This Amendment No. 2, dated January 3, 2007, to Schedule 13D is filed by the Reporting Persons and amends Amendment No. 2 to Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on December 15, 2006 (the "Schedule 13D"), relating to the common stock, $.01 par value (the "Shares") of Western Sizzlin Corporation, a Delaware corporation.

      This Amendment relates to Common Stock, $0.01 par value, (the "Shares"), of Western Sizzlin Corporation (the "Company" or the "Issuer"), owned by Dash Acquisitions LLC for the account of (i) Dash Acq. II, LP, of which Dash Acquisitions LLC is the general partner and investment advisor.

     Items 3 and 5 of the Schedule 13D are hereby amended and restated as follows:

ITEM 1.     SECURITY AND ISSUER.

      No Change.

ITEM 2.     IDENTITY AND BACKGROUND

      No Change

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      As of January 3, 2007, Dash has invested $104,091 in the Shares of Issuer using his personal funds. The total cost for the Common Stock that Dash Acquisitions LLC and Dash Acq. II, LP may be deemed to beneficially own is $3,765,578. The funds for the purchase of the Common Stock beneficially owned by Dash Acquisitions LLC, Dash Acq. II, LP and Dash with respect to which they share voting power came from the working capital of Dash Acquisitions LLC with funds from Dash's respective clients in his role as an investment advisor of Dash Acquisitions LLC.

ITEM 4.     PURPOSE OF TRANSACTION

        No Change

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      As the holder of sole voting and investment authority over the Shares owned by Dash's Client in Dash Acquisitions LLC ("LLC Client Shares"), Dash Acquisitions LLC may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 457,068 Shares representing approximately 25.6% of the outstanding Shares (based upon 1,787,775 shares outstanding as of December 18, 2006, as reported on the latest 10-Q of the Issuer).

CUSIP NO.  959542101                                                Page 9 of 10
           ---------


      As the holder of sole voting and investment authority over the Shares owned by Dash and by Dash's Client in Dash Acq. II, LP ("LP Client Shares"), Dash Acq. II, LP may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 25,535 Shares representing approximately 1.4% of the outstanding Shares (based upon 1,787,775 shares outstanding as of December 18, 2006, as reported on the latest 10-Q of the Issuer).

      Dash is the managing member and control person of Dash Acquisitions LLC and of Dash Acq. II, LP, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Dash Acquisitions LLC and Dash Acq. II, LP. Dash also holds sole voting and investment authority over 1,215 Shares held in a separate account. Thus, Dash may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of the aggregate amount of 483,818 Shares representing approximately 27.1% of the outstanding Shares (based upon 1,789,775(1) shares outstanding as of November 6, 2006, as reported on the latest 10-Q of the Issuer). Dash disclaims any economic interest or beneficial ownership of the Shares covered by this statement.

      The Reporting Persons effected transaction in the Shares during the past 60 days as set forth below:

   Date       Where and how effected    Amount of Securities    Price per shares
  12/18/2006    Rights Exercised            25,207*                   $7.00
* These shares were purchased by Dash, an investment advisor

(1) The number of outstanding shares is based on the 1,787,775 shares the Issuer reported outstanding as November 6, 2006, adjusted for options held by Dash.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      No Change

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Not applicable

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CUSIP NO.  959542101                                               Page 10 of 10
           ---------


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:      January 3, 2007

                                     By: __/s/ Jonathan Dash____________
                                            Jonathan Dash



                                     By: ___/s/ Jonathan Dash ___________
                                            Dash Acquisitions LLC



                                     By: ___/s/ Jonathan Dash ___________
                                            Dash Acq. II, LP